May 14, 2009

Via U.S. Mail and Facsimile (011-46-31-12-06-51)

Dan Sten Olsson
Chief Executive Officer
Stena AB
Masthuggskajen, SE-405 19 Gothenborg
Sweden

> **Re:** **Stena AB**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed April 30, 2009**
> **File No. 33-99284**

Dear Mr. Olsson:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We are aware of a report that your U.S. subsidiary, Stena Bulk LLC ("Stena Bulk"), remitted $426,486 to settle allegations of violations of the Sudanese Sanctions Regulations occurring between December 2002 and February 2003 and during February-March 2007. Stena Bulk allegedly facilitated trade-related transactions with Sudan on behalf of foreign entities by providing transportation related services for the transportation of oil to Sudan and the exportation of Sudanese-origin oil without a license from the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"). Sudan is identified by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not include disclosure regarding contacts with Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan, whether

through subsidiaries, or other direct or indirect arrangements. Your response should describe any services you have provided to Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the Sudanese government or entities controlled by that government.

2. Please tell us about any developments related to the OFAC inquiry dated August 4, 2007, pertaining to contacts with Iran. In addition, tell us whether you have had any contacts with Iran, direct or indirect, since your letter to the staff dated October 31, 2008.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
       Assistant Director
       Division of Corporation Finance